4/23


03024040

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Poseidon Minerals Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3026 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/25/03

82-3026

03 JUN 23 AM 7:21


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2003
WASH. D.C.
SECTION

AR/S
1-31-03

POSEIDON MINERALS LTD.

2003 Annual Report



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
POSEIDON MINERALS LTD.	03	01	31	03	04	07

ISSUER ADDRESS
2300 – 1066 WEST HASTINGS STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6E 3X2	604-893-7071	604-688-1508

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JUNE BALLANT	DIRECTOR	604-688-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jballant@windarra.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"STEVE BRUNELLE"	STEVE BRUNELLE	03	06	09
"JOHN YATES"	JOHN YATES	03	06	09

FIN51-901F Rev.2000/12/19

POSEIDON MINERALS LTD.
FORM 51-901F – QUARTERLY AND YEAR END REPORT
JANUARY 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended January 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. a) Deferred exploration costs: Nil

   b) General and administrative expenses: See attached audited financial statements for the year ended January 31, 2003.

2. Related party transactions: See Note 6 in the attached audited financial statements for the year ended January 31, 2003.

3. For the current fiscal year:

   a) Summary of securities issued: Nil

   b) Summary of options granted: There were no options granted during the year.

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Shares issued, allotted and outstanding:

	Number of Shares	Amount
Balance as at January 31, 2003	5,923,233	$ 8,215,364

   c) Options, warrants and convertible securities outstanding: Nil

   d) Number of escrow shares: Nil

5. List of directors and officers: Steven Brunelle, President and Director
   John Yates, Director
   June Ballant, Director
   Marion McGrath, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Business Operations

The Company has been in the business of exploring mineral properties.

In June 2001 the Company entered an agreement to amalgamate with Precision Casting Corporation, a private Chinese Company. After ongoing negotiations and an inability to provide the appropriate documentation required by regulatory authorities, the Company's Board of Directors have determined not to proceed with the amalgamation and reverse takeover of Precision Casting Corporation. The agreement with Precision Casting Corporation was terminated February 7, 2003 and trading in the shares of the Company were suspended.

On May 9, 2003 the Company announced and filed a plan for reactivation (See Subsequent Events).

Financial Discussion

During the year, the Company received a settlement in the amount of $50,000 from the Province of British Columbia with respect to the Company's interest in the Shuttleworth Claims, located in the Nanaimo Mining Division, BC that were expropriated by the Province of British Columbia under the "Park Act".

Because of this other item, the company's loss of $7,870 is $45,979 less than the last year, even though the administrative expenses of $57,870 are slightly higher compared to last years' $53,849.

At year end the Company had a working deficit of $131,995. The proposed settlement of debt for shares and private placement will provide the necessary funds for the Company's reactivation.

Investor Relations

No investor relations were undertaken during the period. Management is currently responsible for all investor relation activities.

Legal Proceedings

There are no legal proceedings with the Company.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Subsequent Events

As part of its plan to return to active status, the Company announced and filed for Exchange approval the following:

- Consolidation of its share capital on a 2 (old) for 1 (new) share basis, as approved by shareholders at last year's Annual General Meeting held on July 23, 2002. The Company will change its name to "Stingray Resources Inc."
- Settlement of debt aggregating $127,274.70 by issuance of common shares at $0.20 per share (post consolidation) as approved by shareholders at last year's Annual General Meeting held on July 23, 2002.
- A private placement of $320,000 convertible notes. The funds are for general working capital.

Regulatory approval is pending.

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Poseidon Minerals Ltd.

We have audited the balance sheets of Poseidon Minerals Ltd. as at January 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

April 7, 2003

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

POSEIDON MINERALS LTD.
BALANCE SHEETS
AS AT JANUARY 31

	2003	2002
ASSETS		
Current		
Cash	$ 25,189	$ 804
Receivable	538	623
	25,727	1,427
Environmental bond (Note 3)	2,000	2,000
	$ 27,727	$ 3,427
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 157,722	$ 125,552
Shareholders' deficiency		
Capital stock (Note 4)	8,215,364	8,215,364
Deficit	(8,345,359)	(8,337,489)
	(129,995)	(122,125)
	$ 27,727	$ 3,427

Nature and continuance of operations (Note 1)

On behalf of the Board:

"STEVE BRUNELLE" Director "JOHN YATES" Director

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JANUARY 31

	2003	2002
GENERAL AND ADMINISTRATIVE EXPENSES		
Administration fees	$ 13,000	$ 15,000
Consulting	2,800	-
Investor relations	1,610	1,407
Office rent, telephone and reception	18,765	13,298
Printing	1,197	1,094
Professional fees	13,240	17,339
Regulatory fees	3,314	1,522
Transfer agent fees	3,944	4,189
	(57,870)	(53,849)
OTHER INCOME		
Gain on expropriation of mineral property (Note 5)	50,000	-
Loss for the year	(7,870)	(53,849)
Deficit, beginning of year	(8,337,489)	(8,283,640)
Deficit, end of year	$ (8,345,359)	$ (8,337,489)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	5,923,233	5,923,233

The accompanying notes are an integral part of these financial statements.

POSEIDON MINERALS LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED JANUARY 31

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the year	$	(7,870)	$	(53,849)
Changes in non-cash working capital items				
(Increase) decrease in receivables		85		(223)
Increase in accounts payable and accrued liabilities		32,170		52,832
Net cash provided by (used in) operating activities		24,385		(1,240)
Change in cash during the year		24,385		(1,240)
Cash, beginning of year		804		2,044
Cash, end of year	$	25,189	$	804
Cash paid during the year for:				
Income taxes	$	-	$	-
Interest expense		-		-

Supplemental disclosures with respect to cash flows:

There were no significant non-cash transactions for the years ended January 31, 2003 and 2002.

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and is currently investigating mineral properties to acquire and develop.

The Company's financial statements are prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financing. The Company is considered to be in the development stage.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

	2003	2002
Deficit	$ (8,345,359)	$ (8,337,489)
Working capital (deficiency)	(131,995)	(124,125)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation plan

Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to capital stock. There is no effect on the financial statements for the years presented.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. ENVIRONMENTAL BOND

The Company posted a $2,000 pollution control bond which is being held in trust by the Ministry of Mines of British Columbia. The bond relates to the Atlin properties which were previously abandoned by the Company.

4. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at January 31, 2001, 2002 and 2003	5,923,233	$ 8,215,364

Stock options and warrants

The Company follows the policies of the TSX Venture Exchange to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

4. CAPITAL STOCK (cont'd...)

Stock options and warrants (cont'd...)

At January 31, 2003, there were no stock options or warrants outstanding.

5. GAIN ON EXPROPRIATION OF MINERAL PROPERTY

During the current year, the Company received a $50,000 settlement from the Province of British Columbia for the 1994 expropriation of the Company's interest in the Shuttleworth claims located in the Alberni Mining Division.

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued $13,000 (2002 - $6,000) for administration fees to a company with directors or officers in common.

b) Paid or accrued $6,000 (2002 - $6,000) for rent to a company with directors in common.

c) Paid or accrued $7,800 (2002 - $7,200) in professional fees for accounting services to a company with directors in common.

Included in accounts payable at January 31, 2003 is $109,285 (2002 - $59,601) due to directors, companies controlled by directors and companies with directors in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2003		2002
Loss for the year	$	(7,870)	$	(53,849)
Income tax recovery at statutory rates	$	(3,117)	$	(21,324)
Unrecognized benefit of non-capital losses		3,117		21,324
Total income taxes	$	-	$	-

7. **INCOME TAXES** (cont'd...)

The significant components of the Company's future income tax assets are as follows:

	2003	2002
Future income tax:		
Mineral properties	$ 2,229,304	$ 2,229,304
Losses available for future periods	184,992	203,792
	2,414,296	2,433,096
Valuation allowance	(2,414,296)	(2,433,096)
	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $492,000. These losses, if not utilized, will expire through 2010. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

8. **SEGMENTED INFORMATION**

The Company primarily operates in Canada in the resource sector.

9. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

POSEIDON MINERALS LTD.

CORPORATE DATA

JUNE 2003

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: jballant@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Steven Brunelle, President and Director
John Yates, Director
June Ballant, Director
Marion McGrath, Secretary

INVESTOR CONTACTS

Steven Brunelle
Tel: (416) 368-6240
Email: sbrunelle@on.aibn.com

June Ballant
Tel: (604) 688-1508
Email: jballant@windarra.com

CAPITALIZATION

Authorized:	100,000,000
Issued:	5,923,233
Escrow:	Nil
Options:	Nil
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: PMN
Cusip No.: 860 841 105



POSEIDON MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS

NOTICE is hereby given that the Annual and Special General Meeting of the Members of POSEIDON MINERALS LTD. (the "Company"), will be held at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, on Monday, the 7th day of July, 2003, at the hour of 10 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ending January 31, 2003 together with the Auditor's Report thereon.

2. To appoint Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

3. To fix the number of Directors for the ensuing year at three (3).

4. To elect Directors for the ensuing year.

5. To consider, and if thought fit, pass, with or without amendment, a special resolution changing the name of the Company to "Stingray Resources Inc.", or such other name as may be acceptable to the Board of Directors, the British Columbia Registrar of Companies and the TSX Venture Exchange, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.

6. To approve the adoption of the Company's Stock Option Plan, as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon", in the accompanying Information Circular.

7. To consider, and if thought fit, pass, with or without amendment, a special resolution approving the Federal Continuance of the Company as more particularly described under the heading "Particulars of Other Matters To Be Acted Upon" in the accompanying Information Circular.

8. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Annual General Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 10th day of June, 2003.

BY ORDER OF THE BOARD

POSEIDON MINERALS LTD.

"Steven Brunelle"

Steven Brunelle, President and Chief Executive Officer

POSEIDON MINERALS LTD.

INFORMATION CIRCULAR
(containing information as at June 6, 2003)

For the Annual and Special General Meeting
To Be Held on July 7, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of POSEIDON MINERALS LTD. (the "Company"), for use at the Annual and Special General Meeting (the "Meeting"), of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are directors and/or officers of the Company. **A MEMBER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR THE MEMBER ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE MEMBER'S NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY THE COMPLETED PROXY MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPT. 100 UNIVERSITY AVENUE, 9TH FLOOR TORONTO ONTARIO M5J 2Y1, OR SENT BY FAX TO THE PROXY DEPARTMENT, COMPUTERSHARE TRUST COMPANY OF CANADA, AT 1-866-249-7775 , OR DEPOSITED WITH THE REGISTERED OFFICE OF THE COMPANY AT SUITE 1600, 609 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The Instrument of Proxy must be signed by the Member or by the Member's attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer. Evidence of such authorization must accompany the Instrument of Proxy.

A Member who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Member or by the Member's attorney authorized in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer, and deposited with the Registered Office of the Company at Suite 1600, 609 Granville Street, Vancouver, British Columbia, or with the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor Toronto Ontario M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting (but prior to the commencement thereof), or any adjournment thereof. Upon any such deposits, the proxy is revoked. In addition, an instrument of proxy may be revoked by the Member personally attending the Meeting and revoking the proxy in writing.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Member in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company's authorized capital consists of 100,000,000 common shares without par value. On June 6, 2003, 5,923,233 shares were issued and outstanding, each share carrying the right to one vote.

Only those Members of record on June 6, 2003, holding common shares, who either personally attend the Meeting or any adjournment thereof, or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their shares voted at the Meeting or any adjournment thereof.

Each Member is entitled to one vote for each common share registered in his/her name on the list of Members which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, only the following own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding
Windarra Minerals Ltd.	1,123,483	18.97%[1]

(1) This number includes the number of shares held by Windarra's subsidiary, Westward Explorations Ltd.

The above information was supplied by the Registrar and Transfer Agent and Management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ending January 31, 2003 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Members at the Annual General Meeting. The Financial Statements, together with the Auditor's Report thereon, and the Directors' Report to Shareholders are being mailed to Members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Shareholders, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or the Company's Registered Office, Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a board of directors comprised of three (3) persons.

The three persons identified as candidates for directorship in the enclosed Instrument of Proxy are the nominees of management. The names of further nominees for directors may come from the floor at the meeting. The Company has received no nominations for directors pursuant to Sections 153 and 154 of the Company Act, (British Columbia) as set out in the Advance Notice of Meeting published in The Province on May 12, 2003.

Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

The following table set forth the name of each person proposed to be nominated by Management of the Company for election as a director, his principal occupation, business or employment, his current position held with the Company, if any, the period of time for which he has been a director of the Company, and the approximate number of shares of the Company beneficially owned, directly or indirectly, or subject to control or direction, by such person as of June 6, 2003.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

Name, Country of Ordinary Residence and Other Positions if any held with the Company	Principal Occupation or Employment During the Past Five Years	Year First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
STEVEN BRUNELLE Ontario CANADA **DIRECTOR, PRESIDENT & CHIEF EXECUTIVE OFFICER**	Geologist; Director and officer of several reporting companies	1999	NIL
JUNE BALLANT British Columbia CANADA **DIRECTOR**	Self-employed Consultant; Director and Officer of several reporting companies	2002	1,000
MICHEL BLOUIN Quebec CANADA **DIRECTOR NOMINEE**	Partner with Lavery, de Billy	2003	NIL

Pursuant to Section 187 of the Company Act (British Columbia), the Directors of a reporting company are required at their first meeting following each annual general meeting to elect an Audit Committee comprised of not fewer than 3 Directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. As at June 6, 2003, Steven Brunelle, June Ballant, and John Yates are members of the Company's Audit Committee.

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for the past five years.

The number of shares beneficially owned by nominees for directors, directly or indirectly, as of June 6, 2003 is based on information furnished by the nominees themselves.

EXECUTIVE COMPENSATION

The information contained under this heading is provided in compliance with the requirements of Form 51-904F of the Regulation promulgated pursuant to the *Securities Act* (British Columbia). For the purposes of this Information Circular:

"**CEO**" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was,

a) the chair of the Company, if that individual performed the functions of the office on a full-time basis,

b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis,

c) the president of the Company,

d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or

e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"**Named Executive Officers**" mean,

a) each CEO, despite the amount of compensation of that individual;

b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required under Form 51-904F for an executive officer whose total salary and bonus, as determined does not exceed $100,000; and

c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

During the most recently completed financial year ended January 31, 2003, the Company had one Named Executive Officer, namely its President and Chief Executive Officer, Steven Brunelle. Mr. Brunelle has held the office of President and Chief Executive Officer since his appointment in 1999.

The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officer (to the extent required by the Rules under the Securities Act (British Columbia)) during the three financial years of the Company ended January 31, 2001, 2002 and 2003:

Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Steven Brunelle President & CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plans – Awards in most recently completed Financial Year

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Company did not award any LTIPs to the Named Executive Officer during the most recently completed financial year ended January 31, 2003.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by an issuer to any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to, or exercised by, the Named Executive Officer of the Company during the most recently completed financial year ended January 31, 2003.

Option/SAR Grants during the most recently completed Financial Year

There were no options granted to the Named Executive Officer of the Company to purchase or acquire securities of the Company during the most recently completed financial year ended January 31, 2003.

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

No options were exercised by the Named Executive Officer during the most recently completed financial year ended January 31, 2003. At the date of mailing this Information Circular, there are no unexercised options outstanding in favour of the Named Executive Officer.

Table of Option and SAR Repricings

There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year ended January 31, 2003.

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibility and Employment Contracts

The Company has no other plan, arrangement or benefits with respect to the compensation of its Named Executive Officers in the event of the resignation, or retirement or any other termination of the named executive officer's employment with the Company or its subsidiaries or in the named executive officer's responsibilities following a change of control of the Company.

Compensation Committee

The Company has no compensation committee.

Compensation of Directors

For the year ended January 31, 2003, no cash or other remuneration was paid to any of the Company's directors and there are no arrangements to pay compensation to any of the directors of the Company in their capacity as such other than the granting of stock options. There were no options granted to any of the directors to purchase or acquire securities of the Company during the most recently completed financial year and there are no unexercised options outstanding in favour of any of any of the directors.

Other than as disclosed above, there were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

No pension or retirement benefits plans have been instituted and none are proposed at this time.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No person who is, or was at any time during the most recently completed financial year a director, executive officer or senior officer of the Company, nor any proposed nominee for election as a director nor any associate of the foregoing, is or was at any time since the beginning of the most recently completed financial year indebted to the Company or its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Davidson & Company, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the Members, at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Windarra Minerals Ltd., a company with related directors and officers, charged the Company rent, disbursement fees and accounting fees of $20,973 for the fiscal year ended January 31, 2003.

iO Corporate Services Ltd., a company of which an officer of the Company is a partner, charged the Company $7,000 for corporate administration services.

Except as otherwise disclosed herein, no Insider of the Company, no proposed nominee for election as a director and no associate or affiliate thereof has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year which has not been previously disclosed in an information circular or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Change of Name

The Company proposes to change its name to "Stingray Resources Inc.". Members will therefore be asked to approve the following Special Resolution:

"RESOLVED, by Special Resolution, that the Memorandum of the Company be altered by changing the name of the Company to "Stingray Resources Inc." and paragraph 1 of the Company's Memorandum be altered to read as follows:

"1. the name of the Company is Stingray Resources Inc."

In the event that the Members do not approve this Special Resolution, then the Company will not proceed with a change of its name. **Management of the Company recommends that the Members approve this Special Resolution.**

Adoption of Stock Option Plan

The Policies of the TSX Venture Exchange (the "Exchange") now require all incentive stock option grants to be made pursuant to an approved stock option plan. At present, the Company does not have such a stock option plan.

Accordingly, shareholders are being asked to approve a "rolling" stock option (the "Stock Option Plan") in compliance with Policy 4.4 of the Exchange. Such "rolling" stock option plans require initial shareholder approval and reconfirmation on an annual basis at the Company's Annual General Meetings. Some of the key provisions of the proposed Stock Option Plan are as follows:

A. the Stock Option Plan reserves a rolling maximum of 10% of the issued shares of the Company at the time of a stock option grant, with no vesting provisions;

B. no more than 5% of the Common Shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12 month period;

C. no more than 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any Consultant (as defined by the Exchange) in any 12 month period;

D. no more than an aggregate of 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period;

E. the minimum exercise price of an incentive stock options cannot be less than the Market Price (as determined by the Exchange) of the Common Shares less any applicable discount pursuant to the Policies of the Exchange;

F. options may have a maximum exercise period of five years, unless the Company is listed on Tier 1 of the Exchange in which event they may have a maximum exercise period of ten years;

G. options are non-assignable and non-transferable;

H. the Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

A copy of the proposed Stock Option Plan is available on request from the Company, and copies will be available at the Meeting.

The text of the resolution to be passed is as follows. In order to be passed, a majority of the votes cast at the Meeting in person or by proxy must be voted in favour of the resolution. The persons named in the enclosed Proxy intend to vote for such resolution.

"BE IT RESOLVED THAT:

2. the Company's Stock Option Plan, as described in the Company's Information Circular dated June 11, 2003, be and is hereby approved with such additional provisions and amendments, provided that such are not inconsistent with the Policies of the Exchange, as the directors of the Company may deem necessary or advisable;

3. the Company be authorized to prepare and file all such documents and make all such submissions as may be required to document and implement the Stock Option Plan; and

the directors and officers of the Company be authorized and directed to execute and deliver, under the common seal of the Company or otherwise, all such instruments, documents and other writings, and to perform all such acts and other deeds, as may be required to give effect to this resolution."

Continuation as a Federal Company

Management of the Company has determined it to be in the best interests of the Company to make application for a continuance under the *Canada Business Corporations Act* (the "CBCA"). The change of corporate jurisdiction is being sought in order to allow the Company to attract directors for the Company, who are leaders in industry, regardless of where they reside. Under the *Company Act* (British Columbia) (the "Company Act"), the board of directors of a company is required to be comprised of a majority of resident Canadians. The CBCA requires that only 25% of the directors of the Company must be resident Canadians. Additionally, the Company's business interests may, from time to time, be in several different provinces of Canada.

As part of the continuation, the Company must adopt, in substitution for its existing memorandum and articles, articles of continuance and by-laws that are consistent with the CBCA. Copies of the draft Articles of Continuance to be filed by the Company with Industry Canada under the CBCA and which, upon the Continuance becoming effective, will replace the present Articles of the Company, together with draft By-law #1, will be available for inspection by Shareholders at the offices of the Company's solicitors, Anfield Sujir Kennedy & Durno, 1600 – 609 Granville Street, Vancouver, BC, V7Y 1C3, during normal business hours from the date of this Circular to the date of the Meeting.

By-Law No. 1 relating generally to the business and affairs of the Company, shall also be confirmed by members in the course of approving the Continuance Resolution. By-Law No. 1 which would become effective upon the Continuance, is consistent with the provisions of the CBCA and with modern corporate practice.

Under the Company Act, in order to effect the Continuance, the Company must first seek the consent of the Registrar of Companies for the Province of British Columbia to such continuance. The Company will make a written application containing a copy of this Circular and Notice of Meeting delivered to the shareholders and in respect of which approval by Special Resolution under the Company Act is to be sought for such continuance. The application will also outline the number of employees of the Company and the amount of assets which will be removed from the Province of British Columbia should the Continuance take effect.

Upon such application being made, a consent to the Continuance being obtained from the Registrar of Companies and the shareholders approving the Continuance by Special Resolution, a copy of the Special Resolution will be filed with the Registrar of Companies for the Province of British Columbia. A copy of the consent from the Registrar of Companies to the Continuance along with prescribed documents under the CBCA will then be filed with the Director under the CBCA and a Certificate of Continuance will be obtained. Pursuant to the Company Act, the Company is deemed to cease to be a company within the meaning of the Company Act on and after the date on which it is deemed continued under the CBCA pursuant to the issuance of the Certificate of Continuance from the Director under the CBCA.

Notwithstanding the Continuance of the Company from the Province of British Columbia to the CBCA, the Company Act and the CBCA provide that all the rights of creditors of the Company against the Company's property, rights and assets and all liens on the Company's property, rights and assets are unimpaired by the Continuance. All debts, contracts, liabilities and duties of the Company from then on attach to the Company as continued under the CBCA and continue to be enforceable against it as if the Company had remained incorporated under the Company Act.

Reduction of Stated Capital of the Company

Pursuant to the CBCA, a corporation may by Special Resolution of its shareholders reduce its stated capital for the purpose of declaring its stated capital to be reduced by an amount that is not represented by net assets.

In general terms, the CBCA provides to the shareholders substantively the same rights as are available to shareholders under the Company Act, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. There is also a difference in the definition of "Special Resolution" which, under the CBCA requires a 2/3 majority vote of the shareholders of a corporation and under the Company Act, requires a 3/4 majority vote of the Shareholders of a company. The following is a summary comparison of certain provisions of the Company Act and the CBCA which pertain to rights of the shareholders of the Company. This summary is not intended to be exhaustive and shareholders should consult their legal advisers regarding all of the implications of the Continuance. A copy of the CBCA and a copy of the Company's proposed Articles of Continuance and By-laws will be available at the Meeting.

Sale of Company's Undertaking

Under the Company Act, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with shareholder approval by not less than 3/4 of the votes cast by those Shareholders voting in person or by proxy at a general meeting of the Company.

The CBCA requires approval of the holders of 2/3 of the shares of a corporation represented at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of the corporation. Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of the Company

Any substantive change to the corporate charter of a company under the Company Act, such as an alteration of the restrictions, if any, on the business carried on by the company, a change in the name of the company or an increase or reduction of the authorized capital of the company, requires a Special Resolution passed by not less than 3/4 of the votes cast by shareholders voting in person or by proxy at a general meeting of the company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction require a Special Resolution passed by not less than ¾ of the votes cast by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of the company who voted against, or of not less than 10% of a class of shares affected by, a change in the special rights and restrictions attached to a class of shares may apply to the Court to have the resolutions approving the change set aside.

Under the CBCA such changes require a resolution passed by not less than 2/3 of the votes cast by Shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares in a manner different from other shares of the same class, a resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate a CBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The Company Act provides that a shareholder who dissents to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

a. continue out of the jurisdiction;

b. provide financial assistance to a person for the purchase of the company's shares;

c. sell the whole or substantially the whole of the company's undertaking;

d. enter into a statutory amalgamation; or

e. sell the whole or part of its business or property on liquidation.

The CBCA contains a similar dissent remedy, subject to certain qualifications. Regarding (b) above, the CBCA does not provide for a right to dissent if a corporation provides financial assistance to a person for the purchase of shares in the corporation. Regarding (d) above, under the CBCA, there is no right of dissent in respect of an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation. In addition, the right to dissent in the circumstances described in (e) above is restricted to the right to apply to the Court to compel the corporation to distribute its assets in cash rather than in specie or for other shares. On such an application, the Court does have jurisdiction to order that an applicant be paid fair value for a shareholder's shares. The procedure for exercising this remedy is different than that contained in the Company Act. The CBCA also contains a dissent remedy where a corporation resolves to amend its Articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of a class or to add, change or remove any restrictions on the business or businesses that the corporation may carry on.

Oppression Remedies

Under the Company Act a shareholder of a company has the right to apply to the Court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the company. The CBCA contains rights that are substantially broader in that they are available to a larger class of complainants.

Under the CBCA a shareholder, former shareholder, director, former director, officer, former officer or a corporation or any of its affiliates, or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy may apply to the Court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the Company Act a Shareholder or director of a company may, with leave of the Court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. A broader right to bring a derivative action is contained in the CBCA and this right extends to officers, former shareholders, directors or officers of a corporation or its affiliates, and any person, who, in the discretion of the Court, is a proper person to make an application to the Court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced, with leave of the Court, in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The Company Act provides that one or more Shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

The CBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of shareholders of a corporation for the-purposes stated in the requisition. If the directors do not call a meeting within 21 days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

The Company Act requires all meetings of shareholders to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The CBCA provides that meetings of shareholders may be held at the place within Canada provided by the By-laws, or in the absence of such provision, at the place within Canada that the directors determine.

Directors

The Company Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The CBCA requires that 25% of the directors of a corporation be resident Canadians.

To become effective, the special resolution approving the Continuance must be approved by a majority of not less than ¾ of the votes cast by the shareholders voting in person or by proxy at the Meeting. The form of the special resolution is set out below:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1. The Company is hereby authorized to make application to the Province of British Columbia for authorization to permit the Company to apply for a certificate of continuance under the *Canada Business Corporations Act*;

2. The Company is hereby authorized to make application to the Director under s.187 of the *Canada Business Corporations Act* for a Certificate of Continuance continuing the Company under the *Canada Business Corporations Act*;

3. The Company adopt the Articles of Continuance substantially in the form attached as Schedule "C" to the Information Circular and all amendments to the Memorandum and Articles of the Company reflected therein are approved including, if required by the Director, Industry Canada, a change of name of the Company to a name selected by the Board of Directors of the Corporation and approved by the Director, Industry Canada and the TSX Venture Exchange.

4. Subject to the continuance of the Company to the CBCA, By-Law No. 1 be and is hereby adopted and confirmed as By-Law No. 1 of the continued corporation;

5. The directors of the Company be and are hereby authorized, in their discretion, by resolution, to abandon the application for continuance of the Company under the CBCA without further approval, ratification or confirmation by the shareholders; and

6. The directors and proper officers of the Company be and are hereby authorized and directed to do, sign and execute all things, deeds and documents necessary or desirable to carry out the foregoing.".

If the shareholders approve the change of name of the Company to "Stingray Resources Inc." the Company will be continued to the CBCA under that name. Upon continuance, the form of the Company's share certificates must be amended to reflect the new governing jurisdiction. If the Continuance Resolution is approved by shareholders, arrangements will be made to provide shareholders the opportunity to exchange their current share certificate for a new share certificate.

Recommendations of the Directors

The Board of Directors recommends to the shareholders that they approve the Continuance Resolution.

Rights of Dissent

The following description of the rights of dissenting shareholders is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment for the fair value of his Shares and is qualified in its entirety by the reference to Section 207 of the Company Act. A shareholder who intends to exercise the right of dissent provided for in the Company Act should seek legal advice and carefully consider and comply with the dissent provisions. Failure to comply with the dissent provisions, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Persons who are beneficial owners of Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns Shares but is not the registered holder thereof, should contact the registered holder of his shares for assistance. A holder of Shares is not entitled to dissent with respect to his shares if he votes any of those shares in favour of the special resolution authorizing the Continuance. A brief summary of the provisions of Section 207 of the Company Act is set out below.

Section 207 of the Company Act

Section 207 of the Company Act provides that a dissenting shareholder has until two days before the Meeting to send to the Company, a written notice of dissent to the Continuance resolution. If the Continuance resolution is approved by the shareholders and if the Company notifies the dissenting shareholder of its intention to act upon the Continuance resolution, the dissenting shareholder is then required within 14 days after the Company gives such notice, to send to the Company a written notice that he requires the Company to purchase all of the Shares in respect of which he has given notice of dissent, together with the certificate or certificates representing those shares, whereupon the dissenting shareholder is bound to sell and the Company is bound to purchase those shares.

A dissenting shareholder who has complied with the aforementioned Section 207, or the Company, may apply to the Court, after the adoption of the Continuance Resolution for an order requiring his Shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the Shares held by him as of the day before the Meeting or such later date on which the Continuance Resolution is passed. Every dissenting shareholder of the Company who is otherwise in compliance with Section 207 of the Company Act must be paid the same price.

Address for Notice

All notices to the Company pursuant to section 207 of the Company Act should be addressed to Anfield Sujir Kennedy & Durno Barristers & Solicitors, 1600 – 609 Granville Street, Vancouver, B.C., V7Y 1C3.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his Shares. Section 207 of the Company Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights. Accordingly, each holder of Shares who might desire to exercise the dissent rights in respect of the Continuance resolution should carefully consider and comply with the provisions of Section 207 of-the Company Act, the full text of which is set out in Appendix II attached to this Circular and consult his legal adviser.

Result of Numerous Dissent Notices Being Received by the Company

Management does not anticipate a material number of dissent notices. The directors will however, be entitled to abandon the continuation of the Company without further approval of the shareholders, and may exercise that right should numerous dissent notices be received.

OTHER MATTERS

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 10th day of June, 2003.

BY ORDER OF THE BOARD

"Steven Brunelle"

Steven Brunelle,
President and Director

"June Ballant"

June Ballant,
Director


SEC MAIL
PROCESSING
RECEIVED
JUN 2 0 2003
WASH
SECTION

POSEIDON MINERALS LTD.

In accordance with National Policy No. 54-101 entitled "Shareholder Communication", registered and beneficial shareholders of Poseidon Minerals Ltd.(the "Company") may elect annually to have their names added to the Company's supplemental mailing list in order to receive interim financial statements. If you wish to be placed on the Company's supplemental mailing list to receive interim financial statements or other selective shareholder communications, please print your name and address in the space provided below, sign, date and return this form to:

POSEIDON MINERALS LTD.
2300 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

Name: ______________________________

Address: ______________________________

City: ______________________________

Province or State: ______________________________

Zip or Postal Code: ______________________________

Fax No: ______________ E-mail: ______________

Dated: ______________________________

Signature: ______________________________

Please note that you may access all financial statements, annual and interim, at the website www.sedar.com as an alternative to receiving them by mail.

****

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OF

POSEIDON MINERALS LTD. (the "Company")

TO BE HELD AT 1600 – 609 GRANVILLE STREET, VANCOUVER, BC V7Y 1C3

ON MONDAY, JULY 7, 2003, AT 10:00AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, STEVEN BRUNELLE, a Director of the Company, or failing this person, JUNE BALLANT, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To appoint Davidson & Company as Auditors of the Company	____	____
2.	To determine the number of Directors at three (3)	____	____
		For	**Withhold**
3.	To elect as Director, STEVEN BRUNELLE	____	____
4.	To elect as Director, JUNE BALLANT	____	____
5.	To elect as Director, MICHEL BLOUIN	____	____
		For	**Against**
6.	To authorize the Directors to fix the auditors' remuneration	____	____
7.	To consider, and if thought fit, pass, with or without amendment, a special resolution changing the name of the Company to "Stingray Resources Inc."	____	____
8.	To approve the adoption of the Company's Stock Option Plan.	____	____
9.	To consider, and if thought fit, pass, with or without amendment, a special resolution approving the Federal Continuance of the Company	____	____
10.	To transact such other business as may properly come before the Meeting	____	____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524